Contact

www.linkedin.com/in/christopher-silverman (LinkedIn)
www.blueandyellowproject.com (Company)

Top Skills

Entrepreneurship
Retail
Apparel

Christopher Silverman

Blue & Yellow Sustainable Apparel Brand
Oakland, California, United States

Summary

Product, sales & merchandising expert with 25+ years creating and leading trend direction, product designs, merchandising, sales, and distribution for the world's leading brands and retailers including Levi's, Old Navy and Mossimo.
Charismatic leader experienced in running global retail business operations, including wholesale, and direct to consumer including from start-ups to Fortune 500 companies.
All-encompassing expert with expertise in optimizing all facets of business operations, including trend direction, product design, merchandising, product management, direct to consumer, wholesale distribution, and manufacturing.
Energetic motivator with a sharp eye for recognizing future trends and intensely focused on driving down costs and increasing profits.

Experience

Blue & Yellow
Founding Partner
October 2021 - Present (4 years 1 month)
Oakland, California, United States

Conceptualized the business model and mission, for a new sustainable apparel brand, including supply chain, branding, product assortment, marketing, and public relations.
Conceived, sourced, developed and produced a complete assortment within 6 months.
Worked with several vendors to create some of the most sustainable products in the industry.
Developed proprietary fabrics made from recycled yarns and fabrics.
Spearheaded investment deck and fundraising efforts to launch business.
Oversee all daily business operations.

CJ Silverman Inc
Principal Owner
April 2017 - Present (8 years 7 months)

Oakland, California

Business and brand consulting for new and established brands. Help with everything from brand inception, brand, marketing, product, distribution strategies. Product design, manufacturing, sales, distribution and logistics. Experienced in the US and overseas markets, specifically EU and APAC.

Highbridge Equity Partners
Director of Retail Leasing
October 2020 - December 2022 (2 years 3 months)
Oakland, California, United States

Chrome Industries
President
October 2014 - April 2017 (2 years 7 months)
San Francisco, California

Member of the Board of Directors.
Increased EBITDA by 20%, with 16% average top line growth, and 580 BPS reduction in SG&A in two years. Reduced SKU count by 33% and reduced inventory by 22%.
Grew apparel revenue from 15% to 35% of the business within 2 seasons.
Changed brick and mortar strategy to incorporate premium locations including Tokyo, Osaka and Brooklyn. Reinvented the company from a dated bag brand into a relevant lifestyle brand.
Oversaw all aspects of the business, from product inception to P&L management.
Drove and managed the international expansion with a focus on Japan and Europe.
Reduced the wholesale distribution to focus on profitable and influential accounts.
Spearheaded the implementation of Demandware ecommerce platform.
Worked with creative and sales teams to launch a focused footwear and apparel offering.

Pacific Brands
4 years 4 months

SVP Volley
August 2011 - September 2014 (3 years 2 months)
California and Australia

Launched Volley into 22 countries worldwide, with over 15 countries being launched within the first 18 months. Built partnerships and negotiated terms with distribution channels globally.

Increased ASP by more than 50% of the original launched product.

Secured Volley's position into premium retailers, including Nordstrom, Urban Outfitters, Fred Segal, Steven Alan, and American Rag.

Created line architecture, line plans, design briefs, and trend reports.

Oversaw the design process, from the initial sketch to the final salesman samples.

Worked closely with the Brand Manager and design teams to create product roadmaps.

Collaborated closely with the production and operations teams to ensure the product was delivered on time.

Brand Manager Mossimo
June 2010 - November 2012 (2 years 6 months)
Australia

Grew revenue by 37% in the first year and wholesale business by 51% in the first season.

Launched the footwear and accessory business which produced $1M in revenue in the first season.

Reduced SKUs in each category to improve SKU productivity, reduce product costs, and to bring a more focused offering of products to the market.

Opened new and improved retail and outlet stores and remodeled existing doors.

Developed and implemented annual brand plans, including a comprehensive 3-year strategy.

Managed the development and sourcing of products, ensuring they were in line with the brands quality and pricing. Initiated quick strike programs through which core fabrics were stocked which reduced development time by 50%.

Optimized channel and customer execution by creating shared operating plans with major wholesale customers. Worked with the Retail Operations Manager to establish "retail 101" program to ensure the Mossimo owned and operated stores were best in class.

Launched a new website and social media platforms.

Mavericks Surf Ventures Inc
Director of Apparel
November 2008 - July 2010 (1 year 9 months)

Designed, sourced, and oversaw the production of the first ever line of apparel and accessories for men, women, and children.

Generated over $250k in online sales on the day of the Mavericks contest.

Spearheaded sales and distribution, including the selection and management of a team of specialized sales reps. Liaised with pro surfers to get their endorsement and buy in on products.

Launched the website and eCommerce platform.

22 Shoes
Co-Founder + Designer
September 2002 - November 2008 (6 years 3 months)

Built a socially conscious, high quality, accessible shoe and bag brand.

Opened 3 retail locations in Oakland, San Francisco, and Los Angeles.

Oversaw daily operations, product design, production in the states and in Italy, retail sales & wholesale (showroom in NYC), finance, merchandising and marketing.

Gained major Hollywood celebrity clientele including Jessica Biel, Justin Timberlake, Brad Pitt, and Sienna Miller.

Levi Strauss & Co.
Product Manager + Merchandiser
April 2000 - August 2003 (3 years 5 months)

Gap Inc.
Designer + Product Manager
November 1998 - February 2000 (1 year 4 months)

X-Large Clothing
Co-Owner
April 1994 - October 1998 (4 years 7 months)

Education

UC Santa Barbara
· (1990 - 1993)